UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-149140
                                                                                                                       001-10434

The Reader’s Digest Association, Inc.
(Exact name of registrant as specified in its charter)

See attached Schedule A - Table of Registrant Guarantors for information regarding additional Registrants

Reader’s Digest Road
Pleasantville, New York 10570
(914) 238-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9% Senior Subordinated Notes due 2017 (See Note 1 below)
Guarantees of 9% Senior Subordinated Notes due 2017 (See Note 1 below)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                ☐
Rule 12g-4(a)(2)                                ☐
Rule 12h-3(b)(1)(i)                            ☐
Rule 12h-3(b)(1)(ii)                           ☐
Rule 15d-6                                          ☒

Approximate number of holders of record as of the certification or notice date: Thirty-Six (36)

Note 1:  In March 2007, The Reader’s Digest Association, Inc. (“RDA”) issued $600,000,000 aggregate principal amount of Senior Subordinated Notes due 2017 in a Rule 144A private offering (the “Original Notes”).  In June 2008, RDA exchanged all of the Original Notes for identical notes (the “Senior Notes”) registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 (which RDA subsequently amended) declared effective by the Securities Exchange Commission (the “Commission”) on June 25, 2008.  The Original Notes and the Senior Notes were each issued under an Indenture, dated as of March 2, 2007, among RDA, the guarantors named therein, and The Bank of New York, as trustee (the “Indenture”).  Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of RDA to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning July 1, 2008, because the Senior Notes were held of record by less than 300 persons as of that date.  The duty to file such reports continued to be suspended on the first day of the fiscal year beginning July 1, 2009 for the same reason.  RDA has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis, pursuant to the terms of the Indenture, which requires RDA to make such filings.  RDA is filing this Form 15 to provide notice of the statutory suspension of its filing obligation.  (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934, The Reader’s Digest Association, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE READER’S DIGEST ASSOCIATION, INC. and EACH OF THE REGISTRANT GUARANTORS LISTED ON SCHEDULE A ATTACHED HERETO

By: /s/ Andrea R. Newborn
Name: Andrea R. Newborn
Date: July 16, 2009	Title: Senior Vice President, General Counsel and Secretary

SCHEDULE A

Table of Registrant Guarantors

Exact Name of Registrant Guarantor as Specified in its Charter(1)	State of Incorporation or Organization	Commission File Number
Alex Inc.	Delaware	333-149140-59
Allrecipes.com, Inc.	Washington	333-149140-58
Ardee Music Publishing, Inc.	Delaware	333-149140-57
Books Are Fun, Ltd.	Iowa	333-149140-56
Christmas Angel Productions, Inc.	Delaware	333-149140-55
CompassLearning, Inc.	Delaware	333-149140-54
Direct Holdings Americas Inc.	Delaware	333-149140-53
Direct Holdings Custom Publishing Inc.	Delaware	333-149140-52
Direct Holdings Customer Service, Inc.	Delaware	333-149140-51
Direct Holdings Education Inc.	Delaware	333-149140-50
Direct Holdings Libraries Inc.	New York	333-149140-49
Direct Holdings U.S. Corp.	Delaware	333-149140-48
Family Reading Program Corp.	Delaware	333-149140-47
Funk & Wagnalls Yearbook Corp.	Delaware	333-149140-45
Gareth Stevens, Inc.	Wisconsin	333-149140-44
Home Service Publications, Inc.	Delaware	333-149140-43
Lifetime Learning Systems, Inc.	Delaware	333-149140-42
Pegasus Asia Investments Inc.	Delaware	333-149140-13
Pegasus Investment, Inc.	Delaware	333-149140-40
Pegasus Sales, Inc.	Delaware	333-149140-39
Pleasantville Music Publishing, Inc.	Delaware	333-149140-11
R.D. Manufacturing Corporation	Delaware	333-149140-04
RD Large Edition, Inc.	Delaware	333-149140-03
RD Member Services Inc.	Delaware	333-149140-01
RD Publications, Inc.	Delaware	333-149140-38
RD Trade Shows, Inc.	Delaware	333-149140-37
RD Walking, Inc.	Delaware	333-149140-36
Reader’s Digest Children’s Publishing, Inc.	Delaware	333-149140-35
Reader’s Digest Consumer Services, Inc.	Delaware	333-149140-34
Reader’s Digest Entertainment, Inc.	Delaware	333-149140-33
Reader’s Digest Financial Services, Inc.	Delaware	333-149140-32
Reader’s Digest Latino America S.A.	Delaware	333-149140-31
Reader’s Digest Sales and Services, Inc.	Delaware	333-149140-30
Reader’s Digest Sub Nine, Inc.	Delaware	333-149140-29
Reader’s Digest Young Families, Inc.	Delaware	333-149140-28
Reiman Media Group, Inc.	Delaware	333-149140-27
Retirement Living Publishing Company, Inc.	Delaware	333-149140-26
SMDDMS, Inc.	Delaware	333-149140-25
Taste of Home Media Group, Inc.	Delaware	333-149140-23
Taste of Home Productions, Inc.	Delaware	333-149140-22
The Reader’s Digest Association (Russia) Incorporated	Delaware	333-149140-21
Travel Publications, Inc.	Delaware	333-149140-20
Videovation, Inc.	Delaware	333-149140-19
W.A. Publications, LLC	Delaware	333-149140-18
Wapla, LLC	Delaware	333-149140-12
Weekly Reader Corporation	Delaware	333-149140-17
World Almanac Education Group, Inc.	Delaware	333-149140-16
World Wide Country Tours, Inc.	Delaware	333-149140-15
WRC Media Inc.	Delaware	333-149140-14

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(1)	The address of each Registrant Guarantor is c/o The Reader’s Digest Association, Inc., Reader’s Digest Road, Pleasantville, NY 10570, and the telephone number is (914) 238-1000.